FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry to Announce Third Quarter Fiscal 2015 Results on Friday, December 19th, 2014 BlackBerry and NantHealth Launch Breakthrough NantOmics Cancer Genome Browser	1. 3.

Document 1

  NEWS RELEASE

December 5, 2014

FOR IMMEDIATE RELEASE

BlackBerry to Announce Third Quarter Fiscal 2015 Results on Friday, December 19th, 2014

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the third quarter of fiscal 2015 on December 19th, 2014. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-503-8168 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 8015758# or by clicking the link above.  This replay will be available until midnight ET January 2nd, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
1-519-888-7465
investor_relations@blackberry.com

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                                                                                                         Document 2

  NEWS RELEASE

December 8, 2014

BlackBerry and NantHealth Launch Breakthrough NantOmics Cancer Genome Browser

•	Secure Technology Enables Real-Time Assessment and Diagnosis at Molecular Level at Point of Care
•	First Product in Innovative Partnership Transforming Healthcare placing a super-computer in the palm of a doctor’s hand

Waterloo, ON and Culver City, CA – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and NantHealth, a cloud-based information technology provider combining science and big data to transform healthcare, today announced the first secure clinical genome browser that gives doctors unprecedented access to patients’ genetic data on the BlackBerry® Passport smartphone – The NantOmics Cancer Genome Browser™.

The NantOmics Cancer Genome Browser platform on the BlackBerry Passport enables deep, interactive reporting on genomics data for physicians and other treatment providers in clinical settings – for example, giving oncologists a powerful view into the individual genetic alternations that make each patient’s disease unique and highlighting relevant treatment options. The BlackBerry Passport’s large high resolution screen enables clinicians to view a patient’s chromosome at an individual base-pair level. It is the first in a series of innovative offerings being developed jointly by BlackBerry and NantHealth for use by healthcare professionals.

“BlackBerry’s partnership with NantHealth illustrates how the mobile security and collaboration technology we are known for can be reimagined to create revolutionary applications across a variety of industries,” said John Chen, Executive Chairman and CEO, BlackBerry. “BlackBerry technology has proven itself secure, reliable and powerful enough to be counted on in life-and-death situations. Its innovative form and functionality make BlackBerry Passport an ideal addition to a doctor’s medical kit.”

“The proprietary NantOmics Cancer Genome Browser enables clinicians for the first time to investigate a tumor genome from the full three billion bases down to the single-base level in real-time, thanks to the power of the NantOmics supercomputing infrastructure,” said Patrick Soon-Shiong, M.D., founder and CEO of NantHealth. “This integrates with NantHealth’s treatment recommendation engine, Eviti, to personalize treatment protocols to individual patients based on their genomic signature.”

Powered by BlackBerry’s mobile security infrastructure, the NantOmics Cancer Genome Browser is fully encrypted to allow deployment in a HIPAA-secured environment, enabling clinicians to securely access patient data as soon as it’s available, wherever they are. BlackBerry’s recently launched BES12 cross-platform EMM solution will enable hospital IT administrators to easily deploy the application to a clinician’s BlackBerry Passport smartphone and ensures that the application data is fully secure end-to-end.

“BlackBerry already powers many of the diagnostic machines clinicians rely heavily upon so it makes sense to tie those devices directly to a BlackBerry smartphone,” said Soon-Shiong. “NantHealth has quietly built the unique capability of placing a super-computer into the doctor’s hand at point of care and in time of need. Now with BlackBerry’s partnership and through the power of the cloud and secure networks, the reality is we are now able to put dozens of supercomputers, through mobile devices, into doctor’s hands on a global basis. Our goal is to extend this unique capability from doctor to patient, thereby establishing patient empowered 21st century health.”

The NantOmics Cancer Genome Browser will be demonstrated at the Consumer Electronics Show (CES) in January and will be preloaded on BlackBerry Passport devices and available to the professional community in early 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About NantOmics
NantOmics is a leading medical diagnostic company dedicated to providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care.  NantOmics is the first molecular diagnostics company to pioneer an integrated approach to unearthing the genomic and proteomic variances that initiate and drive cancer, by analyzing both normal and tumor cells from the same patient and following identified variances through from DNA to RNA to protein to drug. NantOmics has a highly scalable cloud-based infrastructure capable of storing and processing thousands of genomes a day, computing genomic variances in near real-time, and correlating proteomic pathway analysis with quantitative multi-plexed protein expression analysis from the same micro-dissected tumor sample used for genomic analysis.  For more information visit www.nantomics.com.

About NantHealth
NantHealth, a member of the NantWorks ecosystem of companies, is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime. NantHealth works to transform clinical delivery with actionable clinical intelligence at the moment of decision, enabling clinical discovery through real-time machine learning systems. The company’s technology empowers physicians, patients, payers and researchers to transcend the traditional barriers of today’s healthcare system. By converging molecular science, near real-time patient signal monitoring, computer science and big data technology, the NantHealth Clinical Operating System (cOS) platform empowers physicians, patients, and payers to coordinate best care, monitor outcomes and control cost in real time. This is the first system of its kind in healthcare, enabling 21st century coordinated care at a lower cost, enabling value-based population health management at a single patient level and at the population at large.  For more information please visit www.nanthealth.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 8, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer